UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 13, 2004**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – **Regulation FD**

Item 7.01 Regulation FD Disclosure.

On September 13, 2004 First Financial Holdings, Inc. announced that First Financial Capital Trust I has extended to 5:00 p.m., New York City time, on September 17, 2004, its offer to exchange the Trust's 7.0% Capital Securities, Series B. For more information regarding this matter, see the press attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated September 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: September 13, 2004

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investors Presentation of First Financial Holdings, Inc. with script dated September 13, 2004.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
Executive Vice President
(843) 529-5601

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES EXTENSION OF EXPIRATION DATE OF EXCHANGE OFFER FOR 7.0% CAPITAL SECURITIES OF FIRST FINANCIAL CAPITAL TRUST I TO SEPT. 17, 2004

CHARLESTON, SOUTH CAROLINA – (September 13, 2004) - First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that First Financial Capital Trust I has extended to 5:00 p.m., New York City time, on September 17, 2004, its offer to exchange the Trust's 7.0% Capital Securities, Series B (liquidation amount $1,000 per capital security), which have been registered under the Securities Act of 1933, as amended, for any and all of the Trust's outstanding 7.0% Capital Securities, Series A (liquidation amount $1,000 per capital security), which were not registered under the Securities Act of 1933. The original expiration date for this exchange offer was 5:00 p.m., New York City time, on September 10, 2004, at which point all but $4.1 million of the $45,000,000 aggregate liquidation amount of the outstanding 7.0% Capital Securities, Series A, had been tendered for exchange. The extension is intended to allow additional time for the holders of the remaining outstanding 7.0% Capital Securities, Series A, to tender in exchange for the 7.0% Capital Securities, Series B. As a result of the extension, tenders of 7.0% Capital Securities, Series A, received to date may continue to be withdrawn at any time prior to 5:00 p.m., New York City time, on September 17, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Series A or Series B Capital Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

First Financial Holdings, Inc. is the holding company of First Federal, which operates 46 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*